22004656

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MAR 3 1 2022

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-52538

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Newbridge Securities Corporation

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1200 North Federal Highway, Suite 400
(No. and Street)

Boca Raton	Florida	33432
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Victor Robles	561-409-0297	vrobles@newbridgesecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Spicer Jeffries, LLP
(Name – if individual, state last, first, and middle name)

4601 DTC Boulevard, Suite 700	Denver	CO	80247
(Address)	(City)	(State)	(Zip Code)

October 20, 2003	#349
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Victor Robles, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Newbridge Securities Corporation, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

DARA R. JENNINGS
Notary Public - State of Florida
Commission # HH 189450
My Comm. Expires Feb 13, 2026
Bonded through National Notary Assn.

Signature: [signature]

Title:
CFO & FINOP

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

NEWBRIDGE SECURITIES CORPORATION
(A MAJORITY OWNED SUBSIDIARY OF
NEWBRIDGE FINANCIAL, INC.)

STATEMENT OF FINANICAL CONDITION
December 31, 2021

NEWBRIDGE SECURITIES CORPORATION
(A MAJORITY OWNED SUBSIDIARY OF
NEWBRIDGE FINANCIAL, INC.)

CONTENTS

SPICER JEFFRIES LLP
Certified Public Accountants

4601 DTC PARKWAY, SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder and Board of Directors of
Newbridge Securities Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Newbridge Securities Corporation (the "Company") as of December 31, 2021 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Spicer Jeffries LLP

We have served as the Company's auditor since 2021.

Denver, Colorado
March 30, 2022

NEWBRIDGE SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

Cash	$ 6,273,736
Deposit held at clearing broker	125,866
Cash held in accounts at clearing broker	186,109
Receivable from clearing broker	1,410,024
Securities at market value	907,145
Due from affiliate	52,743
Other receivables	465,525
Forgivable loans and interest receivable	489,372
Property & equipment, net of accumulated depreciation	126,551
Prepaid expenses, deposits and other assets	356,715
Right of use asset - operating leases	1,007,022
TOTAL ASSETS	**$ 11,400,808**

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES	
Payable to clearing broker	314,956
Accounts payable, accrued expenses, and other liabilities	1,648,617
Commissions payable	3,025,783
Operating lease obligation	942,289
Subordinated borrowings	1,000,000
TOTAL LIABILITIES	**6,931,645**
CONTINGENCIES (NOTE 1)	
SHAREHOLDERS' EQUITY	
Common stock - Class A-no par value, 5,000 shares authroized, issued and outstanding	4,981,977
Common stock - Class B-no par value, 25,000 shares authroized, 20,126 shares issued and outstanding	4,375,000
Additional paid-in capital	120,000
Accumulated deficit	(5,007,814)
TOTAL SHAREHOLDERS' EQUITY	**4,469,163**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$ 11,400,808**

See notes to Statement of Financial Condition

NEWBRIDGE SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

NOTE 1 – BUSINESS AND ORGANIZATION

Incorporation

The Company was incorporated in Virginia on December 17, 1997, as Ludwig Investments, Inc. In 2000, Newbridge Financial, Inc. (formerly Financial Holdings & Investments Corp.) acquired the Company and renamed the Company Newbridge Securities Corporation. The Company is a majority owned subsidiary of Newbridge Financial, Inc. (the "Parent"). The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 as amended and is a member of The Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).

Nature of business

The Company is an introducing broker dealer clearing through a fully disclosed clearing arrangement with AXOS Clearing, LLC ("AXOS"), its clearing broker-dealer. This broker-dealer provides clearing services, handles funds of the Company's customers, holds securities, and remits customer account activity statements and confirmations to the Company's customers.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These financial statements and related notes are prepared in accordance with accounting principles generally accepted in the United States of America. Significant accounting policies are as follows:

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Receivable from clearing broker

Clearing broker receivables are commissions receivable that are uncollateralized trade obligations due under normal trade terms that require payments within approximately 10 days of the month end. Unpaid balances do not bear interest. Commissions receivable are stated at the amount settled with the Company's clearing broker and payments are remitted monthly. The Company considers commissions receivable to be substantially all collectible. Accordingly, management believes that an allowance for doubtful accounts is not required at December 31, 2021.

Valuation of securities owned

The Company uses the fair market value as reported by stock exchanges and published quoted prices to determine the carrying value of the securities it owns. Management considers these short-term investments as trading securities and any changes in the market value are recognized in the accompanying Statement of Income.

Forgivable loans receivable and interest income

The Company records certain unearned payments to registered representatives as loans receivable. These loans are evidenced by promissory notes and are typically earned over time in accordance with the terms of the employment agreement and promissory note. The firm establishes a reserve for the remaining principal amount of any loan upon termination of the registered representative's employment regardless of the reason for termination or collectability of the remaining balance and based on lifetime expected credit losses. The reserve amount is recorded as credit loss included in the statement of income. Any subsequent recoveries are credited to credit loss in the period of recovery. The company has reserved $182,143 as of December 31, 2021.

The promissory notes, referred to above, include a stated rate of simple annual interest of 4%. The Company's statement of financial condition reflects interest accrued on the remaining principal balance of all loan receivables from active registered representatives as of December 31, 2021.

Property and equipment

Property and equipment are carried at cost. Depreciation of property and equipment is calculated based upon the estimated useful lives of the assets, ranging from 5 to 7 years, at the time the assets were placed in service. Depreciation of leasehold improvements are based upon the shorter of the life of the improvement or the remaining term of the applicable office lease in place as of the date of completion of the improvement.

Leases

In February 2016, the FASB issued Accounting Standards Update ("ASU") No. 2016-01-Leases (Topic 842), which significantly amends the way companies are required to account for leases. Under the updated leasing guidance, some leases that did not have to be reported previously are now required to be presented as an asset and liability on the statement of financial condition. In addition, for certain financing leases, that were previously classified as an operating expense must now be allocated between amortizations expense and interest expense.

Income taxes

The Company files a consolidated income tax return with its Parent and other affiliated companies. The Company computes its income taxes on a separate return basis.

The Company evaluates uncertain tax positions under ASC 740 "Income Taxes". ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. Differences between tax positions taken, or expected to be taken, in a tax return and the benefit recognized and measured pursuant to the interpretation are referred to as "unrecognized benefits."

A liability is recognized (or amount of net operating loss carry forward or amount tax refundable is reduced) for an unrecognized tax benefit because it represents an enterprise's potential future obligation to the taxing authority for a tax position that was not recognized as a result of applying the provisions of ASC 740.

In accordance with ASC 740, interest costs related to unrecognized tax benefits are required to be calculated (if applicable) and would be classified as "Interest expense, net" in the statements of operations. Penalties would be recognized as a component of "General and administrative expenses."

The Company has no uncertain tax positions related to tax years that remain subject to examination by relevant tax authorities. As of December 31, 2021, no liability for unrecognized tax benefits was required to be recorded, and no change in assessment is expected within the next 12 months.

Revenue recognition

Performance Obligations

The Company recognizes revenue from contracts with customers when, or as, the Company satisfies its performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service.

Transaction Price and Variable Consideration

The amount of revenue recognized reflects the consideration ("transaction price") the Company expects to be entitled to in exchange for the transfer of the goods or services to the customer services. In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of influence, such as market volatility or the judgment and actions of third parties.

Contract Assets

Contract assets represent the Company's right to consideration in exchange for goods or services that the Company has transferred to a customer, excluding unconditional rights to consideration that are presented as receivables.

Contract Liabilities

Contract liabilities represent the Company's obligation to deliver products or provide data to customers in the future for which cash has already been received.

Information on Remaining Performance Obligations and Revenue Recognized from Past Performance

The Company does not disclose information about remaining performance obligations pertaining to contracts that have an original expected duration of one year or less.

Contract Balances

The timing of the Company's revenue recognition may differ from the timing of payment by customers. The Company records a receivable when revenue is recognized prior to payment and the Company has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenue until the performance obligations are satisfied. There are no deferred revenues at December 31, 2021

Contract Costs

Incremental contract costs are expensed when incurred when the amortization period of the asset that would have been recognized is one year or less. Otherwise, incremental contract costs are recognized as an asset and amortized over time as services are provided to a customer. Contract fulfillment costs are expensed as incurred.

Brokerage commissions - The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction in which the company is acting as an agent, the Company charges a commission. Brokerage commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. The company receives certain fees referred to as 12-b1 trails from mutual fund companies subsequent to sales of shares in the fund. The amount of these trails is subject to fluctuation based upon market value and the customer holding duration of the asset.

Because trail commission revenues are generally paid in arrears, management estimates commission revenues earned during each period. Estimates are based on notification from the sponsors of trail commissions earned.

Investment Banking Underwriting, Consulting and Private Placement Fees - The Company underwrites and acts as placement agent for businesses in financing transactions. Revenues are earned from fees and commissions arising from such securities offerings. Revenue is recognized on the trade date (the date on which the Company purchases the securities from the issuer) for the portion the Company is contracted to buy. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting and placement transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point.

The Company provides advisory services on mergers and acquisitions along with assistance in planning for clients to obtain financing. Revenue for advisory and consulting services is generally recognized at the point that performance under the agreement is performed.

Trading Income - Net trading profits result from mark-ups and mark-downs in securities transactions entered into for the account of the Company. Some of these transactions may involve the Company taking a position in securities that may expose the company to losses. Net trading profits are recorded on a trade date basis. The Company believes that the performance obligation is satisfied on the trade date because that is when the pricing is agreed upon and the risks and rewards of ownership have been transferred to the Company.

Interest - The Company earns interest on its customer cash and margin accounts held by its clearing broker. Interest income is recognized in the month that it is earned.

Reimbursement of Expenses

The Company incurs certain costs on behalf of its registered representatives including those for insurance, professional registration, technology and information services and legal services, amongst others, which are charged back to the registered representatives. It is the Company's policy to record the reimbursement as a reduction of the respective operating expense.

NOTE 3 – PROPERTY AND EQUIPMENT, NET

Property and equipment are summarized by major classifications as follows:

Asset		Cost	Method	Life
Furniture and Fixtures	$	78,373	Straight Line	7 Years
Computers and Equipment		29,670	Straight Line	5 Years
Telephony		30,108	Straight Line	5 Years
Leasehold Improvements		16,306	Straight Line	Lesser of useful life or term of lease
	$	154,457		
Less: Accumulated Depreciation		(27,906)		
Net Property and Equipment	$	126,551		

NOTE 4 – FAIR VALUE

The cost of certain financial instruments of the Company approximates fair value because of their short maturities. These financial instruments include cash, accounts receivable, loans receivable, commission payable, and other accrued liabilities. The Company measures and reports fair value in accordance with ASC 820, "Fair Value Measurements and Disclosure." ASC 820 defines fair value as establishing a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value investments.

Fair value, as defined in ASC 820, is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of an asset should reflect its highest and best use by market participants, principal (or most advantageous) markets, and an in-use or in-exchange valuation premise. The fair value of a liability should reflect the risk of non-performance, which includes, among other things, the Company's credit risk.

Valuation techniques are generally classified into three categories: the market approach; the income approach; and the cost approach. The selection and application of one or more of the techniques may require significant judgment and are primarily dependent upon the characteristics of the asset or liability, and the quality and availability of inputs. Valuation techniques used to measure fair value under ASC 820 also provides fair value hierarchy for inputs and resulting measurement as follows:

Level 1
Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2
Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data from substantially the full term of the assets or liabilities; and

Level 3
Unobservable inputs for the asset or liability that are supported by little or no market activity and that are significant to the fair values.

Fair value measurements are required to be disclosed by the Level within the fair value hierarchy in which the fair value measurements in their entirety fall. Fair value measurements using significant unobservable inputs (in Level 3 measurements) are subject to expanded disclosure requirements including a reconciliation of the beginning and ending balances, separately presenting changes during the period attributable to the following: (i) total gains or losses for the period (realized and unrealized), segregating those gains or losses included in earnings, and a description of where those gains or losses included in earnings are presented in the statement of income.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2021:

	December 31, 2021				
Type of Security	**Carrying Value**	**Level 1**	**Level 2**	**Level 3**	**Total Fair Value**
Securities Owned					
Corporate Stock	$ 648,156	$ 648,156	$ -	$ -	$ 648,156
Warrants	16	16	-	-	16
Restricted Common Stock	258,973	-	258,973	-	258,973
Securities Sold, Not Yet Purchased					
Corporate Stock	-	-	-	-	-
	$ 907,145	$ 648,172	$ 258,973	$ -	$ 907,145

NOTE 5 – NET CAPITAL REQUIREMENT

The Company is subject to the Securities & Exchange Commission's uniform Net Capital Rule (Rule 15c3-1) using the Alternative Standard method of computing net capital. As of December 31, 2021, net capital was $4,005,759 which exceeded the minimum net capital requirement by $3,755,759.

The company claims exemption from the provision of the SEC's Rule 15c-3-3 pursuant to paragraph (k)(2)(ii) since the Company is an introducing broker dealer that clears all transactions on a fully disclosed basis and promptly transmits all customers funds and securities to its clearing broker.

NOTE 6 – DEPOSIT WITH CLEARING BROKER

In accordance with the terms of its clearing arrangement, the Company is required to maintain a minimum balance of $125,000 in a deposit account retained by AXOS. The deposit account bears interest, is held in the name of the Company, and the funds are not available for inclusion by AXOS in its computation of net capital or for other operating purposes.

NOTE 7 – CONCENTRATIONS OF CREDIT RISK

The Company is subject to concentrations of credit risk primarily from the following:

Operating

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each of its counterparties.

Liquidity

The Company maintains cash balances in several bank accounts that often exceed $250,000. Cash in any individual account in excess of $250,000 is not insured by the FDIC and may be exposed to risk. At December 31, 2021, the Company had approximately $6,204,000 of cash that was not insured by the FDIC.

The Company's receivable from a clearing broker and deposit held at clearing broker are due from the clearing broker. The Company doesn't require collateral from the clearing broker.

Financing

The Company presently has one primary sources of financing (other than operating activities), a forgivable loan payable to its clearing broker which amounted to $1,000,000 as of December 31, 2021. In May 2021 a note payable issued pursuant to the Paycheck Protection Program which amounted to $1,122,793 was forgiven.

Geographic and Service Risk

The Company generates its income from commissions and other revenues from individuals and businesses primarily within the United States.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

As of December 31, 2021, various customers have instituted arbitration proceedings against the Company. These claims result from the actions of registered representatives currently and formerly affiliated with the Company.

The Company has established liabilities for potential losses from customer arbitration hearings that have not been resolved. In establishing these liabilities, the Company's management uses its judgment to determine the probability that losses have been incurred and a reasonable estimate of the amount of the losses. The Company bases its judgment on the situations, consultations with legal counsel and its historical experience in resolving similar matters. In many arbitrations and lawsuits, it is not possible to determine whether a liability has been incurred or to estimate the amount of that liability until the matter is closer to resolution. However, accruals are reviewed regularly and are adjusted to reflect our estimates of the impact of developments, rulings, advice of counsel and any other information pertinent to a particular matter. In addition, under its contract with the registered representative, the Company is indemnified. The Company also carries an errors and omissions insurance policy and fidelity bond policy which may provide coverage for non-recoverable losses resulting from these customer arbitrations.

As of December 31, 2021, the Company had accrued $761,226 for these matters which is included in accrued expenses in the statement of financial condition. While management intends to vigorously defend the Company in these matters and will assert insurance coverage and indemnification to the maximum extent possible, there can be no assurance that these arbitrations will not have a material adverse impact on the Company's financial position.

NOTE 9 – LEASES

Operating Leases

The Company leases certain office and equipment under various operating leases. In addition to rent, the Company pays for taxes, insurance, maintenance and other operating expenses. The Company recognized rent expense on a straight-line basis over the term of the lease, excluding renewal periods, unless renewal of the lease is reasonable assured.

Operating Lease – Right of Use Obligation

As all existing leases subject to the new lease standard were previously classified as operating leases by the Company, they were similarly classified as operating leases under the new standard. The Company has determined that the identified operating leases did not contain non-lease components and require no further allocation of the total lease cost. Additionally, the agreements in place did not contain information to determine the rate implicit in the leases, so we used our incremental borrowing rate as the discount rate. Our weighted average discount rate is 7.62% and the weighted average remaining lease term is 46 months.

NOTE 10 – EQUITY

The Company has two classes of common shares outstanding. Class A shares (5,000 shares outstanding) which are entirely owned by the Company's parent company and have no voting rights and Class B shares (20,126 shares outstanding) which have no voting rights.

NEWBRIDGE SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

NOTE 11 – SUBORDINATED BORROWINGS

As of December 31, 2021, the borrowings under the FINRA approved equity subordination agreement are due to AXOS and bear annual interest at 8% per annum, payable monthly. The FINRA approval allows for inclusion in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The note is forgivable in the amount of $250,000 on each anniversary, starting on November 26, 2020, and then each subsequent year thereafter, and expires in November 2025. The remaining principal balance as of December 31, 2021, is $1,000,000.

NOTE 12 – INCOME TAXES

There is no provision (benefit) for income taxes from continued operations for the year ended December 31, 2021.

The Company has a net operating loss carry forward of approximately $6.2 million available to offset future income through 2039 for losses incurred before 2019 and indefinitely for losses incurred after 2019.

This deferred tax asset is offset by a valuation allowance in the same amount because the Company believes it is likely that future benefits will not be realized. Realization of the deferred tax asset is dependent on generating sufficient taxable income in the future. The amount of the deferred tax asset considered realizable could change in the near term if estimates of future taxable income are increased.

NOTE 13 –NOTE PAYABLE

On April 14, 2020, the Company entered into a Promissory Note (the "Note") with a financial institution as the lender (the "Lender'), pursuant to the Paycheck Protection Program offered by the U.S. Small Business Administration (the "SBA") in a principal amount of $1,122,793. The entire amount of this note was forgiven by the SBA on May 9, 2021 and has no remaining balance.

NOTE 14 – SUBSEQUENT EVENTS

The Company has evaluated events and transactions for potential recognition or disclose through the date the financial statements were issued.